

# LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

12 March 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549



**08001575**

SUPPL

Dear Sirs

Re :    Exemption No. 82-3342
        Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 11 March 2008, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

YASMIN WEILI TAN BINTI ABDULLAH
Secretary

c.c  Ms Violet Pagan  -    The Bank of New York
                           ADR Department
                           101 Barclay Street, 22W
                           New York
                           NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166  Fax: (603) 2162 3448



Form Version V3.0
**General Announcement**
Ownership transfer to LION INDUSTRIES CORPORATION on 11/03/2008 06:05:09 PM
Reference No LI-080311-765EB

**Submitting Investment Bank/Advisor**
**(if applicable)**
**Submitting Secretarial Firm**
**(if applicable)**
**Company name ***     LION INDUSTRIES CORPORATION BERHAD
**Stock name ***       LIONIND
**Stock code ***       4235
**Contact person ***   Wong Phooi Lin
**Designation ***      Secretary

**Type ***      ● Announcement ○ Reply to query
**Subject :***  Dealings in Securities by *Principal Officers Outside Closed Period*

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

**Contents :-***
*(This field is to be used for the summary of the announcement)*
Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 and Table 2 hereunder.

**Announcement Details :-**
*(This field is for the details of the announcement, if applicable)*

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

Table 1 - Exercise of Options pursuant to Executive Share Option Scheme ("ESOS")

| Name of Principal Officers | Date of Exercise pursuant to ESOS | Exercise Price per Share (RM) | Number of Shares Subscribed | % of Issued Share Capital |
|---|---|---|---|---|
| Mohamed Hussein Bin Nabi Bux | 03.03.2008 | 1.33 | 21,000 | Negligible |
| Ee Beng Guan | 05.03.2008 | 1.33 | 28,400 | Negligible |

Table 2 - Disposal of Shares

| Name of Principal Officer | Date of Dealings | Consideration per Share (RM) | Number of Shares Sold | % of Issued Share Capital |
|---|---|---|---|---|
| Yap Chan Mei | 07.03.2008 | 1.82 | 24,000 | Negligible |

LION INDUSTRIES CORPORATION BERHAD (415-D)

**Attachment(s):- (please attach the attachments here)**

Secretary

1 1 MAR 2008     END